UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022948

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 8/23/02

REPORT FOR THE PERIOD BEGINNING 07 /1 / 01 AND ENDING 6 /30/ 02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

RECEIVED AUG 2 0 2002 180 PROCESSING SECTION

NAME OF BROKER-DEALER:

RUANE, CUNNIFF & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, Suite 4701
(No. and Street)

New York	New York	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Quinones, Jr. (212) 832-5280
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED AUG 2 8 2002 THOMSON FINANCIAL

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Joseph Quinones, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ruane, Cunniff & Co., Inc**, as of **June 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

TREASURER

Title

ZAHRA PAULTRE
Notary Public, State of New York
No. 01PA6004783
Qualified in Queens County
Commission Expires March 30, 2006

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on the Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Co., Inc.

Statement of Financial Condition and
Independent Auditor's Report on Internal Control
June 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To Board of Directors and Stockholders:
Ruane, Cunniff & Co., Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ruane, Cunniff & Co., Inc. at June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 6, 2002

Ruane, Cunniff & Co., Inc.
Statement of Financial Condition
June 30, 2002

Assets		
Cash		$ 2,744
Securities owned, at market value (Note 2)		29,820,250
Investment in partnerships		28,318,101
Due from clearing broker		22,632
Investment advisory fees receivable		2,264,410
Mutual fund management fees receivable		3,335,889
Federal tax deposits (Note 4)		10,052,287
Property and equipment, net		303,404
Deferred tax asset (Note 4)		195,000
Other assets		200,490
Total assets		$ 74,515,207
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses		$ 2,055,874
Income tax payable		241,349
Due to profit sharing plan and money purchase plan (Note 5)		998,839
Stock redemptions payable		419,663
Total liabilities		3,715,725
Commitments (Notes 3, 9, and 10)		
Stockholders' equity (Note 6)		
Common stock, $.10 par value, 400,000 shares authorized; 41,392 shares issued and outstanding	4,139	
Additional paid-in capital	13,870,591	
Retained earnings	57,202,017	
	71,076,747	
Less cost of stock to be acquired; 98 shares (Note 9)	(277,265)	
Total stockholders' equity		70,799,482
		$ 74,515,207

The accompanying notes form an integral part of this financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business:

The Company was incorporated in the state of Delaware on January 14, 1969, to engage in the general business of a broker or dealer in securities. The Company is a registered investment adviser and investment manager of a related mutual fund. These two activities constitute the major source of the Company's gross revenues and business.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue Recognition:

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which are on a one day basis. Commission income recorded on a trade date basis would not be materially different. Investment advisory fees are based on a percentage of assets under management and are recorded as earned.

Investments:

Investments in securities include short-term U.S. Government obligations valued at amortized cost and investments in mutual funds valued at the funds' quoted net asset value. Investments in partnerships are fair valued at the Company's proportionate share of total equity in each partnership. These partnerships carry their underlying investments at market value. Therefore, the Company recognizes realized and unrealized appreciation or depreciation in income.

Property and Equipment:

Property and equipment is stated at cost. Depreciation of office equipment and furniture and fixtures is computed by the accelerated method, using estimated useful lives of five and seven years.

Improvements to the leased property are being amortized on a straight-line basis over the life of the lease.

Property and equipment is summarized as follows:

Furniture and fixtures	$ 47,898
Office equipment	62,471
Computer equipment	295,360
Leasehold improvements	900,682
	1,306,411
Less accumulated depreciation and amortization	(1,003,007)
	$ 303,404

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities Owned

Securities owned at quoted market value as of June 30, 2002 are summarized as follows:

Short-term U.S. Government securities	$ 25,793,622
Investment in equity securities	68,300
Investment in affiliated mutual fund	3,415,416
Investment in money market funds	542,912
	$ 29,820,250

3. Lease Commitment

The Company has leased its office space under a noncancelable agreement which expires May 22, 2004. The total minimum rental commitment at June 30, 2002 is $1,584,000 which is due as follows:

Year Ending June 30,

2003	$ 837,000
2004	747,000
	$ 1,584,000

In addition to the minimum annual rentals the lease also includes provisions for real estate tax and building expense escalations.

Rent expense for the year ended June 30, 2002 was $1,011,609.

4. **Income Taxes**

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Company's items of income, deductions, losses and credits. As a result of this election, no Federal income taxes have been recognized in the accompanying financial statements. Also, as a result of this election, New York State income taxes are only payable by the corporation to the extent that the corporate rate exceeds the individual tax rate. As of June 30, 2002, the Company's reported net assets were greater than their tax bases by approximately $14,601,502. Accordingly, if the election was terminated on that date, a deferred tax liability of approximately $5,841,000 would be recognized by a debit to income tax expense.

The Company has elected to maintain its June 30 fiscal year end for tax purposes. Under the terms of this election, the Company is required to make federal tax deposits representing the equivalent tax on the benefit of the fiscal year tax deferral. These deposits are refundable upon liquidation of the Corporation or termination of the election. The aggregate amount of these deposits is $10,052,287.

Net deferred tax assets consist of the following components as of June 30, 2002:

Deferred tax liabilities:		
Securities owned	$	(1,000)
Investment in partnerships		(8,000)
Deferred tax assets:		
Property and equipment, net		50,000
Accrued expenses		154,000
Net deferred tax asset	$	195,000

The provision for income taxes charged to operations for the year ended June 30, 2001 consists of the following:

Current tax expense	$	3,502,651
Deferred tax (benefit)		(37,000)
	$	3,465,651

5. **Employee Benefit Plans**

The Company provides for contributions to its Defined Contribution Profit Sharing Plan, which covers substantially all of its full-time employees. The plan provides for contributions in such amounts as the Board of Directors may annually determine. Contributions for the year ended June 30, 2002, were approximately $688,000.

Effective July 1, 1989, the Company adopted a Defined Contribution Money Purchase Plan covering substantially all of its employees. Contributions are subject to a minimum percentage of each covered employee's compensation. Contributions for the year ended June 30, 2002, were approximately $311,000.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2002, the Company had net capital and net capital requirements of $28,692,832 and $247,715, respectively. The Company's net capital ratio was .13 to 1.

7. **Related Party Transactions**

The Company acts as investment advisor for the Sequoia Fund, Inc. The officers of the Company are directors and/or officers of the Fund. For the year ended June 30, 2002, the Company earned approximately $40,428,000 in mutual fund management revenue for services rendered to the Fund.

The Company is a special limited partner of certain investment partnerships which have aggregate net assets of approximately $755,968,093 as of June 30, 2002. The partnership agreements call for the Company to receive incentive allocations if the total return of the partnerships exceed specified targets. Income from such partnerships for the year ended June 30, 2002 aggregated $12,398,388 including incentive allocations of $7,293,908.

8. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As discussed in Note 1, the Company's customers securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are processed properly by the clearing broker/dealer.

9. **Stock Redemption Agreement**

The Company has a Stock Restriction and Purchase Agreement that provides that in the event of the death of a stockholder, the Company has the option to purchase the outstanding stock held by the deceased stockholder for a price established in the stock redemption agreement based on a multiple of future earnings. The Company at its option may elect to pay for the shares purchased over a ten year period.

During the year ended October 31, 1994, a stockholder of the Company passed away. The Company has elected to pay for the shares to be repurchased over a ten year period and the estimated remaining obligation as of June 30, 2002 is $419,663. The obligation may increase or decrease as a result of future earnings of the Company.

10. Employment Contracts

The Company has employment contracts with three of its executive officers. Under these agreements, the officer receives monthly compensation based on a designated percentage of commissions and advisory fees earned by the Company related to clients introduced by the officer. If an officer voluntarily terminates, becomes disabled or dies, the Company will be obligated to make monthly payments to the former officer at a percentage of the compensation that would have been payable to the officer based on future commissions and advisory fees received by the Company from clients introduced by the officer. The percentage will start at 80% of the calculated compensation and will decrease 10% annually. Payments will continue until the seventh anniversary of the commencement of such payments.

In as much as the amount of the Company's liability under these contracts cannot be reasonably estimated, no accrual has been recorded during the current period of service.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control

To the Board of Directors
Ruane, Cunniff & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ruane, Cunniff & Co., Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2002